

OFFERING MEMORANDUM

facilitated by



# Dream City Brewing Company, LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) The Company

| | |
|---|---|
| Name of Company | Dream City Brewing Company, LLC |
| State of Organization | GA |
| Date of Formation | 03/14/2023 |
| Entity Type | Limited Liability Company |
| Street Address | 120 Newnan St, Carrollton GA, 30117 |
| Website Address | https://facebook.com/dreamcitybrewing |

### (B) Directors and Officers of the Company

| Key Person | | Ashley Pollard |
|---|---|---|
| Position with the Company | | |
| | Title | Co-Owner |
| | First Year | 2023 |
| Other business experience (last three years) | | • **Stylist** (*Business Owner, October 2016-present*) — Self employed hair stylist with a commitment to continuing education and innovation. |

| Key Person | Christopher Pollard |
|---|---|
| Position with the Company<br> Title First Year | Co-Owner<br>2023 |
| Other business experience<br>(last three years) | • **Lead Quality Assurance Engineer** (*Doximity, February 2018-present*) — Leads team of QA engineers for a leading medical SAAS platform. |

| Key Person | Catherine Pollard |
|---|---|
| Position with the Company<br> Title First Year | Co-Owner<br>2023 |
| Other business experience<br>(last three years) | • **Vice President of Marketing & Communications** (*Bourne Financial Group, October 2018-present*) — Oversees investor communication strategy, supports sales team with marketing collateral. |

| Key Person | Joel Pollard |
|---|---|
| Position with the Company<br> Title First Year | Co-Owner, Brewmaster<br>2023 |
| Other business experience<br>(last three years) | • **Director of Worship** (*King's Chapel Presbyterian, October 2020-present*) — Coordinates and leads weekly services, schedules volunteers, manages department budget, oversees logistics for special events and holiday services. |

(C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Ashley Pollard | 25% |
| Christopher Pollard | 25% |
| Catherine Pollard | 25% |
| Joel Pollard | 25% |

## (D) The Company's Business and Business Plan

OUR STORY

Dream City Brewing Company began with a long-fermenting idea shared between brothers Joel and Chris Pollard. Their vision is to create a welcoming community space in their native West Georgia—a safe gathering place where patrons can enjoy a thoughtfully curated selection of craft beer, coffee, and tea.

Together with spouses, Katie and Ashley, the group will combine their considerable and diverse talents—both technical and creative—to fuel this exciting venture. Although each partner brings unique experiences to the team, they all share a spirit of curiosity, creativity, and a commitment to lifelong learning.

Joel, on behalf of Dream City Brewing, is a member of both the Georgia Craft Brewers Guild and the National Craft Brewer's Association, and along with Katie, will be attending the Colorado Boy Brewery Immersion course in Montrose in July.

Location

The city of Carrollton (pop. 27,443) is the seat of Carroll County (pop. 121,734), approximately 50 miles west of Atlanta, Georgia.

- Carrollton has a welcoming "small town" presence and boasts a thriving arts, dining, and hospitality culture, making it a popular destination for the entire west Georgia area.
- Dream City Brewing will be located in a historic building at 120 Newnan Street, the former home of the Alley Cat Restaurant & Bar.
- Carrollton hosts numerous festivals throughout the year, making the historic downtown a walking district and drawing crowds from all over the state.
- The owners of Dream City Brewing all call Carrollton home and have an innate understanding of the market and clientele. We believe we can tailor the Dream City experience to this market in a way that will appeal to and elevate the current culture.

The Team

Joel Pollard, COO & Brewmaster

Joel previously spent over a decade in the restaurant industry. His culinary career came to a close in 2014, at which time he was the kitchen manager for Marché, a French bistro that was the preeminent brunch destination in Nashville for many years. Since then he has been a creative professional, serving as a Worship Director for churches in Orlando and Carrollton. Joel and Katie moved home to Carrollton in 2020 after the birth of their third child, at which point he began researching and home brewing in earnest. His beer has earned the enthusiastic approval of friends and family.

Joel Pollard holds a B.S. in Audio Engineering with a minor in Entrepreneurship from Middle Tennessee State University.

Joel will oversee all operational activities. As brewmaster, he will be personally responsible for brewing beer, maintaining quality control standards, and managing inventory. Additionally, Joel will oversee other day-to-day operations and often function as a general manager during business hours. Baristas and bartenders will report directly to Joel, and he will be responsible for ensuring employees are upholding quality and service standards.

Chris Pollard, Co-Owner

Chris is a versatile professional, currently serving as a lead quality assurance engineer for a successful healthcare tech company based in San Francisco. He has experience in real estate investment and manages several residential rental properties in the area. Chris is also a gifted musician and has played bass guitar at Midway church since 2005.

An intellectual by nature, he studied philosophy and religion at the University of West Georgia, with a smattering of high level math and humanities (just for the fun of it). He graduated summa cum laude, but would never brag about that.

Katie Pollard, MBA, Business Manager

Katie brings a significant amount of business acumen to the venture. Her past experience includes founding a successful creative business in the wedding and event industry before becoming the administrative manager and communications director for a thriving church in Orlando. In 2018 her career took a surprise turn into the financial industry, and she is currently the VP of Marketing and Communications for a boutique private equity firm. She holds a BA in Music Performance from Belmont University and completed an MBA from Florida State University in 2022.

Katie will oversee the marketing strategy, including branding, advertising, community engagement, press coverage, and social media. She also has extensive experience in shareholder communication and will handle internal and stakeholder communication.

Ashley Pollard, Co-Owner

Ashley is a well respected hair stylist with a devout client base in Carrollton. She currently operates out of her home, and in her ten-year career has also worked at Parlor 76 and Indulge Salon & Day Spa. Ashley has demonstrated her business and financial savvy as a self-employed entrepreneur. Her natural talent and passion for continuing education have set her apart in her field, and her keen eye for style is an asset to the business.

Ashley also worked in restaurants as a server for many years and possesses a strong understanding of what makes a service business successful and desirable. She holds a B.S. in Mass Communication from the University of West Georgia.

Our Offerings

- We will brew craft beer in a multitude of styles, from classic European lagers to modern

American IPAs, fruit-forward sours, and full bodied dark beers.
- In addition to craft beer, we will serve coffee and tea, to increase profitable working hours at the business.
- The menu of non-beer drinks will be carefully curated, with an emphasis on proper preparation.
- Our aim is to provide the entire community with a drink option that they'll love, whether they're a craft beer fan, a coffee aficionado, or a child tagging along with a parent.
- Branded merchandise will include shirts, hats, pint glasses, and stickers. If space allows, we may also carry various beverage accessories such as bottle openers, tea pots, coffee pour-over sets, and other relevant paraphernalia.

ABOUT OUR NAME

Long-time residents of Carrollton may remember the nickname "City of Dreams." We still hear people use this phrase sometimes, and we believe Carrollton is a great place for dreams—a place to get a great education, to experience the arts, to participate in the best attributes of small town life, and to raise a family and make lifelong friends.

For us? This is the city where our dreams are coming true.

Target Market

Dream City Brewing's target customers are community-oriented local residents. We intend to foster an inclusive and welcoming environment for people of all ages and lifestyles.

- Our quality standards are high, which could help put Carrollton "on the map" for beer tourism.
- Residents of Carrollton value community, and we want to create another "third space" (after home and work) where people can enjoy being together.
- By offering quality non-alcoholic beverages, Dream City Brewing will also be a comfortable destination for professionals, students, and creatives to work, learn, and connect with or without drinking alcohol.

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF

THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| Target Offering Amount | $125,000 |
| --- | --- |
| Offering Deadline | September 7, 2023 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

## (H) Commitments that Exceed the Target Offering Amount

| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
| --- | --- |
| What is the maximum you will accept in this Offering? | $350,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
| --- | --- | --- |
| Property Renovations | $50,000 | $200,000 |
| Professional Fees | $20,000 | $30,000 |
| Travel for Immersion Course | $2,000 | $5,000 |
| Equipment Deposit | $10,000 | $25,000 |
| Rent Payments | $25,000 | $40,000 |
| Operating Reserves | $9,562 | $26,375 |
| Mainvest Compensation | $8,437.5 | $23,625 |
| TOTAL | $124,999.5 | $350,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

## (J) The Investment Process

### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

## (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

### (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering “securities” in the form of revenue sharing notes, which we refer to as the “Notes.” The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 3.1 - 8.7%[2] |
| Payment Deadline | 2031-12-31 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | <br>1.6 x<br>1.5 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 3.52% |

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.1% and a maximum rate of 8.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $125,000 | 3.1% |
| $181,250 | 4.5% |
| $237,500 | 5.9% |
| $293,750 | 7.3% |
| $350,000 | 8.7% |

[3] To reward early participation, the investors who contribute the first $125,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $125,000.0 has been raised in the offering will receive a 1.5x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

## Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

## No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

## Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

## Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

## Other Classes of Securities

| Name of Security | Limited Liability Company Interests |
|---|---|
| Number of Shares Outstanding | N/A |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | N/A |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Ashley Pollard | 25% |
| Christopher Pollard | 25% |
| Catherine Pollard | 25% |
| Joel Pollard | 25% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

## (P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

## (Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

## (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

## (S) The Company's Financial Condition

Achieved milestones

- Recommended for approval of Special Use Permit by Carrollton planning commission on 5/9/23.

- Successfully purchased commercial property in Carrollton, GA on 5/31/23.

- Obtained final approval of Special Use Permit from Carrollton mayor and city council on 6/5/23.

Forecasted milestones

Dream City Brewing forecasts the following milestones:

- Complete property renovations and obtain licensure by Q4 2023.

- Hire 4 bartender/baristas in early Q1 2024.

- Launch operations in late Q1 2024.

- Achieve $646,923 revenue in first 12 months of operations.

- Achieve $165,315 operating income in first 12 months of operations.

No operating history

Dream City Brewing was established in March 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Dream City Brewing has a medium liquidity position due to its low cash reserves as compared to debt and other liabilities. Dream City Brewing expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

### Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $646,923 | $711,615 | $761,428 | $799,499 | $823,483 |
| Cost of Goods Sold | $64,692 | $71,161 | $76,142 | $79,949 | $82,347 |
| Gross Profit | $582,231 | $640,454 | $685,286 | $719,550 | $741,136 |
| EXPENSES |  |  |  |  |  |
| Expenses | $482,072 | $475,139 | $514,726 | $540,462 | $553,094 |
| Operating Profit | $100,159 | $165,315 | $170,560 | $179,088 | $188,042 |

## (U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

### Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

## (V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

## (W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

## (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## (Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

### Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $0 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V